UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)
___________

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Frank Ertl Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7		13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.5% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 3

1		NAME OF REPORTING PERSON:	NBC Universal, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,466,938 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,466,938 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,466,938 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.5% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 5

1		NAME OF REPORTING PERSON:	General Electric Capital Services, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[x]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 7

1		NAME OF REPORTING PERSON:	National Broadcasting Company Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 16 amends the Schedule 13D filed February 25, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) (“NBC”), General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. (“GECS”), General Electric Company (“GE”), and National Broadcasting Company Holding, Inc. (“NBC Holding”) (each of NBC, GE Capital, GECS, GE and NBC Holdings a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

This Amendment No. 16 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously disclosed publicly by the Company, on November 17, 2010, NBC entered in Amendment No. 2 to Trademark License Agreement with the Company, which among other things, extended the term of a certain license agreement through May 15, 2012.  As consideration for this amendment, the Company agreed to issue to NBC, on May 15, 2011, shares of Common Stock in an amount equal to the quotient obtained by dividing $4 million by the per share price of Common Stock equal to the average closing price of the Common Stock as quoted on the Nasdaq Stock Market during the six months immediately preceding the date of issuance of such shares.  The Company also agreed to provide NBC with one additional “demand” registration right pursuant to an amendment of that certain Amended and Restated Registration Rights Agreement, dated February 25, 2009, among the Company, NBC and GECEI, to register the shares of Common Stock issued in connection with the amendment to the Trademark License Agreement.  Also in the amendment to the Trademark License Agreement, the Company represented that its Board of Directors had taken all necessary actions to permit the transactions contemplated by the amendment, including compliance with the provisions of Section 4.01 of the Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the Company, GECEI and NBC, to allow NBC to acquire the shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 16 are incorporated herein by reference.  As of November 23, 2010, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 6,000,000 shares of Common Stock issuable upon the exercise of the 2009 Warrants and (Y) NBC had sole beneficial ownership of an aggregate of 6,466,938 shares of Common Stock composed of (i) 6,452,194 shares of outstanding Common Stock and (ii) 14,744 shares of Common Stock issuable upon exercise of the New Performance Warrant.  For purposes of this Item 5 hereof and the cover pages of this

Amendment 16, the shares of Common Stock to be issued by the Company to NBC on May 15, 2011, pursuant to Amendment No. 2 to Trademark License Agreement, are not reflected in the beneficial ownership of Common Stock of the Reporting Persons.

Accordingly, as of November 23, 2010, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 6,000,000 shares of Common Stock, and NBC beneficially owned in the aggregate 6,466,938 shares of Common Stock, representing approximately 15.5% and 19.7%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of September 7, 2010, as reported in the Company’s Form 10-Q for the quarterly period ended July 31, 2010, and filed on September 9, 2010 (32,772,735 shares), plus the shares issuable to the relevant Reporting Person upon exercise of the warrants described above).  GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 12,466,938 shares of Common Stock, representing approximately 32.1% of the shares of Common Stock outstanding, determined as described above, as of November 23, 2010.

In addition, as of November 23, 2010, GECEI also owned 4,929,266 shares of Series B Preferred Stock.  Generally, as previously disclosed, under the terms of the Certificate of Designation for the Series B Preferred Stock (the “Certificate”), the shares of Series B Preferred Stock (i) are not convertible into shares of Common Stock, (ii) generally vote, with one vote per share, as a class together with the shares of Common Stock on all matters with respect to which shares of Common Stock have a right to vote, other than in the election of directors (subject to certain exceptions), (iii) generally have a separate class vote in the election of a certain number of directors and on certain other matters, and (iv) when voting as a class together with the shares of Common Stock, have their voting rights reduced, on a share-for-share basis, for every share of Common Stock issued pursuant to the exercise of the 2009 Warrants.  For purposes of Item 5 hereof and the cover pages of this Amendment 16, the shares of Series B Preferred Stock owned by GECEI are not reflected in the beneficial ownership of Common Stock of the Reporting Persons.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 16 and (ii) Item 5(a) hereof are incorporated herein by reference.  NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)           None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days.  On November 11, 2010, New Performance Warrants in respect of 7,371 shares of Common Stock expired.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Item 4 of this Amendment No. 16 is incorporated herein by reference.  A copy of Amendment No. 2 to Trademark License Agreement is Exhibit 41 hereto and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 41
Amendment No. 2 to Trademark License Agreement, dated as of November 17, 2010, between ValueVision Media, Inc and NBC Universal, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on November 22, 2010 (SEC File No. 000-20243)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2010

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Rick Cotton
	Name:	Rick Cotton
	Title:	Vice President and Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Rick Cotton
	Name:	Rick Cotton
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit 41
Amendment No. 2 to Trademark License Agreement, dated as of November 17, 2010, between ValueVision Media, Inc and NBC Universal, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ValueVision Media, Inc. on November 22, 2010 (SEC File No. 000-20243)).